EXHIBIT 99.1

CONTACTS:	Stephanie K. Kushner	RELEASE DATE: IMMEDIATE
(630) 954-2020

Karen N. Latham
(630) 954-2063
FEDERAL SIGNAL CORPORATION ANNOUNCES
SECOND QUARTER EARNINGS OF $.24 PER SHARE FROM CONTINUING OPERATIONS
— Highlights —
•	Orders increase to $320 million, up 9% from 2005

•	Backlog reaches record level at $438 million

•	Second quarter gross margin increases to 26.1% from 24.3% last year; operating margin increases to 7.6% from 5.3%
Oak Brook, Illinois, July 28, 2006 — Federal Signal Corporation reported income from continuing operations of $11.7 million, or $.24 per share, for the second quarter of 2006 on revenue of $319 million. For the same quarter last year, the Company earned $15.6 million from continuing operations, or $.32 per share, on revenue of $301 million including a $.16 per share benefit related to the completion of a multi-year tax audit and $.01 per share in charges after tax for restructuring activities.
Operating results improved for Environmental Products, Fire Rescue and Safety Products; Tool earnings were unchanged and corporate expenses declined.
For the quarter, the Company’s net loss including discontinued operations totaled $1.9 million, which included a loss associated with the refuse truck body business of $13.6 million. The loss included an updated estimate of the write-down associated with the previously announced asset sale and closure of the Leach operation. In the second quarter of 2005, the operational loss from discontinued operations was $4.4 million, and net income including discontinued operations was $11.2 million.
For the first six months, the Company reported $603 million in revenue and net income of $.29 per share from continuing operations. In the comparable period of 2005, the Company recorded net income of $.41 per share from continuing operations, including $.16 per share in benefits related to the completion of a multi-year tax audit and $.01 per share in after-tax restructuring charges, on revenue of $565 million. Compared to 2005, the decrease in earnings from continuing operations for the six-month period is primarily attributable to the tax benefits in the prior year period which did not recur in 2006.
Robert D. Welding, president and chief executive officer, stated, “We had a strong quarter, with improved margins at all business units. Fire Rescue’s results improved markedly from the first quarter and prior year. At our Ocala plant, our employees are continuing to make real progress in improving the production volume, quality and business fundamentals.

“Year-to-date the Company has enjoyed double digit increases in orders from municipal, industrial and international customers and our markets and backlog remain strong.
“Across the corporation, we are investing for the future, including spending on business start-ups in China, for the implementation of new business systems, and to streamline and consolidate fragmented transactional processes. As we committed to our shareholders, we are funding these initiatives while also improving margins, earnings and economic value.
“We remain committed to delivering year over year earnings growth of 10-15% for the full year 2006, excluding the $.34 per share of earnings in 2005 related to product line sale gains and tax benefits. The Company is well positioned to build on the success achieved in the first six months, and we expect to maintain that momentum during the second half of the year.”
ORDERS AND BACKLOG
Orders increased 9% in the second quarter of 2006 to $320 million from $293 million in the second quarter of 2005. U.S. municipal and government orders rose 13% in the quarter due to strong demand for street sweepers, sewer cleaners and outdoor warning systems. Year-to-date US municipal and government orders are up 14% versus 2005.
US industrial and commercial orders increased 16% from the prior year due in part to increased demand for industrial vacuum trucks and for signaling and communications equipment. Year-to-date US industrial and commercial orders are up 17% versus 2005.
Orders from non-US markets totaled $106 million, up modestly from $104 million in 2005, reflecting higher orders in Europe and Latin America, but no large multi-unit vehicle orders. These large awards tend to be erratic and make quarterly comparisons difficult. Year-to-date non-US orders are up 13% versus 2005.
Due to the strong order rate, quarter-end backlog rose to a record of $438 million, up from $434 million at the end of the first quarter of 2006 and up $26 million from the prior year quarter.
SECOND QUARTER GROUP RESULTS
Environmental Products revenue increased 16% in the quarter to $104 million and operating margin rose to 10.1% compared to 9.3% in the second quarter last year.
Orders of $114 million exceeded the prior year by 24% despite a large sweeper order for Kuwait which boosted orders in the prior year period. Demand was particularly stronger for street sweepers, sewer cleaners, and vacuum trucks. During the quarter, Federal Signal Environmental & Sanitary Vehicle Company based in Shanghai, China received its first order for refuse truck bodies for the local Chinese market.
Revenue grew 16% with significantly higher shipment volumes, particularly for vacuum trucks and European-produced street sweepers. Price increases implemented to recover increased material costs also contributed to the revenue growth. The operating margin improvement was driven by higher production levels, although the group continues to incur incremental costs to support growth initiatives. These initiatives include the implementation of a new business system in the US; the first site went live successfully during the quarter.
Fire Rescue revenue declined slightly to $99 million compared to $101 million in the second quarter of 2005, and operating margin improved significantly to 3.2% from 0.4%.

At $86 million in the quarter, orders were 8% below the prior year due to the timing of orders for US municipal customers. Last year in the second quarter, US municipal orders included a large multi-unit order for the Kansas City, Missouri fire department. Partly offsetting were higher orders for aerial equipment as Bronto articulated aerial devices continue to displace traditional ladders in international markets. The implementation of the new EZ-One configurator is on track; during the second quarter, 50% of new E-One trucks ordered were being accepted using the new tool.
The operating margin improved significantly as a result of higher realized prices and reduced warranty, medical, and other expenses in the Ocala, Florida operation. Partly offsetting these improvements were lower earnings at the Finnish aerial device production facility. The plant in Finland is experiencing some temporary production constraints due to sourcing and other initiatives taken in order to build capacity to support strong demand.
Earlier this year, the Company announced its decision to close a production plant in Red Deer, Alberta before the end of 2006. This closure is consistent with the company’s announced strategy of streamlining and shifting its manufacturing footprint. The wind-down of operations is proceeding smoothly. Negotiations are underway with a potential buyer for the Canadian plant, and the sale is expected to close before year-end.
Safety Products revenue increased 10% to $76 million compared to $69 million in the second quarter last year, and operating margin increased to 14.0% from 12.5%.
Orders of $80 million improved 19% from the comparable quarter of 2005, with strength across all product lines, notably warning and industrial electrical products. Warning systems demand is particularly robust for military and tsunami systems; second quarter orders include a large tsunami warning system for the State of Washington.
The significant revenue increase from the prior year was led by police products globally and by industrial electrical products on the strength of the oil and gas markets. Year over year increases in these and other product lines were partially offset by the absence of $3 million of revenue from two industrial lighting product lines which were divested late in 2005.
The operating margin increase resulted from higher realized prices and improved volumes of higher margin products. Partly offsetting these benefits are increased staffing expenses associated with management changes and for increased spending on product development.
Tool revenue was essentially unchanged at $41 million, and operating margin improved slightly to 10.0% from 9.9% in the second quarter of 2005.
Revenue in the quarter was essentially flat compared with 2005, with stronger sales to US die component tooling customers, offset by weaker sales in Europe. The operating margin reflects the positive impacts of a more favorable product mix and lower overall spending, offset by lower productivity. The $.8 million of lower productivity is associated with the residual impact of operational problems associated with an implementation error made in the 2004 ERP conversion, which was identified and reported during the first quarter. That productivity issue has been successfully addressed and is expected to have no material adverse impact during the second half of the year.
CORPORATE AND OTHER
Second quarter corporate expenses declined 25% to $4.1 million from $5.5 million in the prior year period. The reduction is due to lower legal expenses related to the Company’s ongoing hearing loss litigation, for which trials have been delayed, and due to improved collections on leasing receivables. Partly offsetting are higher staffing and other expenses in support of growth initiatives and for the centralization and streamlining of corporate-wide transactional processes.
Interest expense increased $0.4 million from the prior year period due to higher short-term borrowing rates. On June 30, 2006, 55% of the Company’s debt was at a floating rate; the composite borrowing rate averaged 6.5%.
The Company recorded a $5.8 million tax expense in the second quarter on pre-tax earnings from continuing operations of $17.5 million, an effective tax rate of 33%. This compares to a $5.8 million net tax benefit in the second quarter of 2005, on pre-tax earnings from continuing operations of $9.8 million. The Company expects to incur an effective tax rate for 2006 in the range of 30 to 33 percent.
DISCONTINUED OPERATIONS
The Company reported a net after-tax loss from discontinued operations of $13.6 million in the second quarter related to the Leach refuse truck body business which was discontinued in the fourth quarter of 2005. This compares to a net after-tax loss from discontinued operations of $4.4 million in the second quarter of 2005. The increased loss includes a $10.5 million after-tax write-down related to the disposal of refuse assets under the terms of the previously announced agreement with Labrie Equipment Limited. The transaction will be closed and production will cease early in the third quarter.
CASH FLOW AND LIQUIDITY
Cash flow from operations totaled $5 million in the second quarter and $1 million year-to-date. This is below the comparable periods of 2005, during which time Fire Rescue aggressively reduced its working capital investment. In addition, the company made an incremental $10 million US pension fund contribution in the first quarter of 2006. In 2005, cash flow from operations totaled $17 million in the second quarter and $37 million for the first six months.
On June 30, 2006, primary working capital(1) totaled $249 million, up from $223 million at the same time last year due to higher sales volumes. Year-to-date average primary working capital as a percentage of revenue has declined to 19.8% from 20.8% at the same time last year.
Cash balances on June 30, 2006 totaled $17 million, down from $27 million at the end of the first quarter 2006. The cash reduction in the second quarter reflects increased working capital requirements and the repurchase of $3 million of Federal Signal stock which was intended to counteract the dilution effect of share-based compensation.
Manufacturing debt net of cash as a percent of capitalization(2) totaled 38% at the end of the quarter, moderately up from 36% at the end of the first quarter. On June 30, 2006, $20 million was drawn against the Company’s $110 million revolving credit line, and the Company was in compliance with all debt covenants. Pursuant to an option under the original agreement, the Company increased its revolving credit line to $125 million, effective July 17, 2006.
(1) defined as accounts receivable plus inventory less accounts payable and customer deposits
(2) manufacturing operations only, net of cash
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Federal Signal will host its second quarter conference call on Friday, July 28, 2006 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at

http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from the company website will be available shortly after the call.
Federal Signal Corporation is a global manufacturer of leading niche products in four operating groups: environmental vehicles and related products, fire rescue vehicles, safety and signaling products, and consumable industrial tooling. Based in Oak Brook, Illinois, the Company’s shares are traded on the New York Stock Exchange under the symbol FSS.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Second Quarter and First Six Months 2006 and 2005 (Unaudited)
(in millions except per share data)

			Percent
	2006	2005	change
Quarter June 30:
Revenues	$319.3	$300.5	6%
Income:
Income from continuing operations	11.7	15.6	-25%
(Loss) from discontinued operations, net of tax	(13.6)	(4.4)

Net income (loss)	(1.9)	11.2	NM

Share earns (diluted basis):
Income from continuing operations	.24	.32	-25%
(Loss) from discontinued operations, net of tax	(.28)	(.09)

Net income (loss) *	(0.04)	0.23	NM

* amounts may not add due to rounding

Average common shares outstanding	48.2	48.4

Revenues	$319.3	$300.5	6%
Cost of sales	(236.1)	(227.5)
Operating expenses	(58.9)	(56.8)
Restructuring charges		(.4)

Operating income	24.3	15.8	54%
Interest expense	(6.3)	(5.9)
Other income (expense)	(.5)	(.1)

Income before income taxes	17.5	9.8
Income taxes (expense) benefit	(5.8)	5.8

Income from continuing operations	11.7	15.6	-25%
(Loss) from discontinued operations, net of tax	(13.6)	(4.4)

Net income (loss)	$(1.9)	$11.2	NM

Gross margin on revenues	26.1%	24.3%
Operating margin on revenues	7.6%	5.3%
Comprehensive income	.7	5.4

			Percent
	2006	2005	change
6 months:
Revenues	$603.0	$564.5	7%
Income:
Income from continuing operations	14.1	19.9	-29%
(Loss) from discontinued operations, net of tax	(15.9)	(8.9)

Net income (loss)	(1.8)	11.0	NM

Share earns (diluted basis):
Income from continuing operations	.29	.41	-29%
(Loss) from discontinued operations, net of tax	(.33)	(.18)

Net income (loss)*	(0.04)	0.23	NM

* amounts may not add due to rounding

Average common shares outstanding	48.3	48.3

Revenues	$603.0	$564.5	7%
Cost of sales	(448.2)	(423.5)
Operating expenses	(121.0)	(113.0)
Restructuring charges		(.7)

Operating income	33.8	27.3	24%
Interest expense	(12.2)	(12.0)
Other income (expense)	(.5)	(.2)

Income before income taxes	21.1	15.1
Income taxes (expense) benefit	(7.0)	4.8

Income from continuing operations	14.1	19.9	-29%
(Loss) from discontinued operations, net of tax	(15.9)	(8.9)

Net income (loss)	$(1.8)	$11.0	NM

Gross margin on revenues	25.7%	25.0%
Operating margin on revenues	5.6%	4.8%
Net cash provided by (used for) operations:
Net income (loss)	$(1.8)	$11.0
Loss on discontinued operations	15.9	8.9
Depreciation and amortization	10.7	11.0
Stock compensation	3.3	.9
Pension contributions	(10.7)	(.7)
Lease financing and other receivables	17.7	19.8
Working capital	(30.0)	27.0
Other	(4.3)	(41.3)

Net cash provided by operations	.8	36.6	-98%

Capital expenditures	(10.6)	(10.1)
Comprehensive income	4.0	2.0

*	certain reclassifications have been made to conform to current classifications

			Percent
	2006	2005	change
Group results:
Quarter June 30:
Revenues
Environmental Products	$103.5	$89.5	16%
Fire Rescue	98.9	101.4	-2%
Safety Products	75.8	69.0	10%
Tool	41.1	40.6	1%

Total group revenues	$319.3	$300.5	6%

Operating income (loss)*
Environmental Products	$10.5	$8.3	27%
Fire Rescue	3.2	.7	357%
Safety Products	10.6	8.6	23%
Tool	4.1	4.1

Total group operating income	28.4	21.7	31%
Corporate	(4.1)	(5.5)
Restructuring charges		(.4)

Total operating income	$24.3	$15.8

6 months:
Revenues
Environmental Products	$201.2	$171.8	17%
Fire Rescue	174.6	172.3	1%
Safety Products	144.0	138.2	4%
Tool	83.2	82.2	1%

Total group revenues	$603.0	$564.5	7%

Operating income (loss)*
Environmental Products	$18.3	$15.8	16%
Fire Rescue	.2	(2.5)	NM
Safety Products	18.0	17.1	5%
Tool	7.5	8.0	-6%

Total group operating income	44.0	38.4	15%
Corporate	(10.2)	(10.4)
Restructuring charges		(.7)

Total operating income	$33.8	$27.3

*	reported amounts for groups and corporate are before restructuring charges; certain reclassifications have been made to conform to current classifications

Reconciliation of Operating Incomes and Margins
to Amounts Excluding Restructuring Charges
The following table summarizes the restructuring charges incurred by the Company during 2006 and 2005. The Company believes that since the restructuring charges are unusual in nature, it is appropriate to provide the reader an analysis of the effects of these charges on operating income and margins. Accordingly, the Company has chosen to refer to comparative amounts between periods excluding the restructuring charges in its discussion of operations.

	2006			2005
			Operating			Operating
			income			income
			excluding			excluding
	Operating	Restructuring	restructuring	Operating	Restructuring	restructuring
	income	charges	charges	income	charges	charges
Quarter June 30:
Operating income (loss)
Environmental Products	10.5	—	10.5	8.3	—	8.3
Fire Rescue	3.2	—	3.2	0.4	(0.3)	0.7
Safety Products	10.6	—	10.6	8.6	—	8.6
Tool	4.1	—	4.1	4.0	(0.1)	4.1

	28.4	—	28.4	21.3	(0.4)	21.7
Corporate	(4.1)	—	(4.1)	(5.5)	—	(5.5)

Total before restructurings	24.3	—	24.3	15.8	(0.4)	16.2
Restructuring charges	—	—	—	—	0.4	(0.4)

Total operating income(loss)	24.3	—	24.3	15.8	—	15.8

Operating margin
Environmental Products	10.1%		10.1%	9.3%		9.3%
Fire Rescue	3.2%		3.2%	0.4%	-0.3%	0.7%
Safety Products	14.0%		14.0%	12.5%		12.5%
Tool	10.0%		10.0%	9.9%	-0.2%	10.1%
Total company	7.6%		7.6%	5.3%	-0.1%	5.4%

6 months:
Operating income (loss)
Environmental Products	18.3	—	18.3	15.8	—	15.8
Fire Rescue	0.2	—	0.2	(3.2)	(0.7)	(2.5)
Safety Products	18.0	—	18.0	17.1	—	17.1
Tool	7.5	—	7.5	8.0	—	8.0

	44.0	—	44.0	37.7	(0.7)	38.4
Corporate	(10.2)	—	(10.2)	(10.4)	—	(10.4)

Total before restructurings	33.8	—	33.8	27.3	(0.7)	28.0
Restructuring charges		—	—		0.7	(0.7)

Total operating income	33.8	—	33.8	27.3	—	27.3

Operating margin
Environmental Products	9.1%		9.1%	9.2%		9.2%
Fire Rescue	0.1%		0.1%	-1.9%	-0.4%	-1.5%
Safety Products	12.5%		12.5%	12.4%		12.4%
Tool	9.0%		9.0%	9.7%		9.7%
Total company	5.6%		5.6%	4.8%	-0.1%	5.0%

	June 30	December 31
	2006	2005
	(unaudited)
Assets
Manufacturing activities:-
Current assets:
Cash and cash equivalents	$16.9	$91.9
Trade accounts receivable, net of allowances for doubtful accounts	189.5	170.0
Inventories	178.8	158.0
Other current assets	19.6	24.8

Total current assets	404.8	444.7
Properties and equipment	94.5	92.8
Goodwill, net of accumulated amortization	335.6	333.4
Other deferred charges and assets	48.3	40.0

Total manufacturing assets	883.2	910.9
Net assets of discontinued operations	37.7	39.4
Financial services activities — Lease financing receivables, net of allowances for doubtful accounts	151.5	169.2

Total assets	$1,072.4	$1,119.5

Liabilities
Manufacturing activities:-
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	$65.9	$72.6
Trade accounts payable	89.6	75.6
Accrued liabilities and income taxes	126.4	131.6

Total current liabilities	281.9	279.8
Long-term borrowings	172.2	203.7
Long-term pension and other liabilities	52.3	50.5
Deferred income taxes	24.4	26.0

Total manufacturing liabilities	530.8	560.0

Net liabilities of discontinued operations	27.8	24.3
Financial services activities — Borrowings	143.1	158.9
Shareholders’ equity	370.7	376.3

Total liabilities and shareholders’ equity	$1,072.4	$1,119.5

Supplemental data:
Manufacturing debt	238.1	276.3
Debt-to-capitalization ratio:
Manufacturing	40%	43%
Financial services	94%	94%
Net Debt/Cap Ratio	38%	34%

Net Debt/Cap Ratio — manufacturing debt-to-capitalization ratio, net of cash

*	certain reclassifications have been made to conform to current classifications